Exhibit 1

Statement to ASX

13 March 2003

Mayne sells US sunscreens business

Mayne today announced the sale of its US sunscreens business, Sea & Ski, to a US-based company, Pathfinder Management Inc. Mayne made the decision to exit the business at the end of last calendar year.

The decision resulted in a write down which has previously been disclosed. The sale will have an immaterial impact on significant items in the current half.

The transaction is expected to be completed later this month.

Ends

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